Exhibit 4.4

THIS AGREEMENT is made on the 14th day of February 2005 BETWEEN

(1)	ASTRAZENECA UK LIMITED whose registered office is at 15 Stanhope Gate, London W1K 1LN (hereinafter called “the Company”);

(2)	JOHN SIMON PATTERSON of 15 Stanhope Gate, London W1K ILN, who was appointed a director of AstraZeneca PLC with effect from 1 January 2005 (hereinafter called “the Executive”); and

(3)	ASTRAZENECA PLC whose registered office is at 15 Stanhope Gate, London W1K 1LN (hereinafter called “AstraZeneca”).

WHEREAS

(A)	The Company has agreed to employ the Executive.

(B)	AstraZeneca is a party to this Agreement in order to take the benefit of certain undertakings of the Executive.

NOW IT IS AGREED as follows:-

INTERPRETATION

1.	In this Agreement:-

	(A)	the headings are for ease of reference only and should be ignored when construing the terms of this Agreement;

	(B)	the following words have the respective meanings set alongside them

(i)	“Board”	means the Board of Directors of the Company as the same may be constituted from time to time or such other person or persons as the Board of Directors may nominate as the representative of the Board of Directors for the purpose of this Agreement;

(ii)	“Employment”	means the employment established by this Agreement;

(iii)	“Group”	means the Company, the Company’s Holding Company and any Subsidiary for the time being of the Company;

(iv)	“Holding Company”	has the meaning given in the Companies Act 1985;

(v)	“Subsidiary”	has the meaning given in the Companies Act 1985;

(vi)	“AstraZeneca Board”	means the Board of Directors of AstraZeneca as the same may be constituted from time to time or such other person or persons as the Board of Directors of AstraZeneca may nominate as the Board of Directors for the purpose of this Agreement.

THE EMPLOYMENT

2.		The Company agrees to employ the Executive and the Executive agrees to serve the Company and the Group in a senior executive capacity and as a director of AstraZeneca.

DURATION OF EMPLOYMENT

3.	(A)	Employment under this Agreement shall be deemed to commence with effect from 1 January 2005. The Executive’s period of continuous employment for statutory purposes began on 1 June 1975. Employment shall continue (unless previously terminated under the provisions of Clause 8 hereof) until terminated by either the Company giving to the Executive or the Executive giving to the Company at any time not less than twelve months’ previous notice in writing to that effect PROVIDED ALWAYS that as soon as the Executive shall attain the age of sixty-two years the Employment shall thereupon cease and determine unless the Executive is requested by the Company to continue his service thereafter and he consents thereto. It is the Company’s expectation that if it terminates the Employment under the provisions of this Clause 3(A) any liability for compensation would be subject to mitigation but would be calculated on the basis of one year’s base salary, target bonus and other benefits.

	(B)	Without prejudice to the Executive’s obligation to give notice in accordance with Clause 3(A) above, the Company shall be entitled (but not obliged) at its election to accept such shorter period of notice from the Executive as it considers appropriate, subject to the Executive entering into such post employment termination restrictions (including non-competition and non-solicitation provisions) as the Company considers to be reasonably necessary for the protection of the business and confidential information of the Group.

DUTIES OF THE EXECUTIVE

4.	(A)	The Executive undertakes to the Company and AstraZeneca that he shall during the Employment:-

		(i)	use his best endeavours to promote the interests of the Group and will (unless prevented by ill health or accident and except during holidays permitted by this Agreement) devote the whole of his working time and attention to his duties hereunder;

		(ii)	carry out such duties compatible with his status in accordance with such reasonable directions as may from time to time reasonably be assigned to him by the Board, or, by AstraZeneca Board, and each such Board shall at any time during the period of the Employment have the right to call on the Executive to accept responsibility for some other branch of the Company’s affairs or those of any other member of the Group either in substitution for or in addition to that at present entrusted to him; and

		(iii)	accept such offices in any member of the Group as may be reasonably required by the Board or AstraZeneca Board.

	(B)	The Executive may be required to perform duties which are reasonable and compatible with his status not only for the Company but also for any other member of the Group but the Company shall remain obliged to make the payments and provide or procure the benefits which the Executive is entitled to receive under the provisions of Clause 6 hereof.

	(C)	The Executive undertakes to the Company and AstraZeneca that he will not except as a shareholder or debenture-holder in any public or private company be engaged or interested either directly or indirectly in any capacity in any other trade, business or occupation and shall not without the consent of AstraZeneca, expressed by resolution of the AstraZeneca Board, be entitled to hold any external directorships (meaning directorships in non-Group companies) or other offices.

CONFIDENTIALITY

5.	(A)	The Executive undertakes to the Company and AstraZeneca that he:-

(i) shall keep the secrets of the Company and any other member of the Group and shall not either during the Employment or at any time after the termination thereof divulge any matters or things relating to the business or interests of the Company or any other member of the Group to any unauthorised person or utilise any secret or confidential knowledge or information of the Company or any other member of the Group acquired in consequence of the Executive’s Employment or otherwise to the detriment or prejudice of the Company or any other member of the Group; and

(ii) shall also keep the secrets of any company, firm or person with which the Company or any other member of the Group may at any time during the Employment be in commercial or technical co-operation or association and the Executive hereby expressly binds himself both during the period of the Employment and at all times after the termination thereof not to divulge any matters or things relating to the businesses or interests of any such company, firm or person to any unauthorised person nor to utilise any secret or confidential knowledge or information of any such company, firm or person acquired in consequence of the Executive’s Employment or otherwise to the detriment or prejudice of any such company, firm or person.

	(B)	Since the Executive may obtain in the course of his Employment confidential information concerning any other member of the Group he hereby agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with anyisuch company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions herein contained (or such of them as may be appropriate in the circumstances) in relation to such information.

	(C)	The obligations of the Executive under this Clause shall continue to be fully binding on the Executive notwithstanding the termination of the Employment.

REMUNERATION, BENEFITS, HOLIDAYS AND EXPENSES

6.	(A)	By way of remuneration for his services under this Agreement the Company shall for the period from the commencement of Employment to 31 December 2005 pay to the Executive a salary at the rate of £470,000 per annum and thereafter during the period of Employment at such rate of £470,000 or such higher rate as may have been fixed from time to time by, or under the authority of, the Board, such salary to be payable by monthly instalments in arrears.

	(B)	Such salary shall be inclusive of any other sums received as directors’ fees or other remuneration (save as provided in this Agreement) from the Company or any other member of the Group and to give effect to this provision the Executive shall pay over or procure to be paid over to the Company all such fees or other remuneration received by him.

	(C)	The Executive may retain (if and so long as agreed by the Board) any fees or remuneration which may be payable to him in respect of any external directorships (meaning directorships in non-Group companies) and other offices the holding of which has been authorised under Clause 4(C) hereof.

	(D)	The Executive shall also be entitled to participate during the Employment in such performance-related bonus schemes and such share incentive or option schemes, in accordance with the rules of any such schemes as the AstraZeneca Board may from time to time adopt for directors (whether or not together with other employees) of AstraZeneca.

(E)	The Company shall also pay to the Executive such sum as may from time to time be determined by, or under the authority of, the Board towards expenses which are personally incurred by him on behalf of the Company and are not charged under Clause 6(F) below.

(F)	The Company shall also repay to the Executive his actual reasonable travelling, hotel and other expenses incurred on the business of the Company in connection with the Employment, it being a term of this Agreement that the Executive shall make such journeys (at home or abroad) on the Company’s business as he may be reasonably required by the Company from time to time to undertake.

(G)	The Executive shall conform to such hours of work as may from time to time reasonably be required of him to carry out his duties to the satisfaction of the Board. The Executive shall be entitled without loss of remuneration to a core entitlement of 22 days’ holiday in each year (in addition to English bank and other public holidays), together with any such holiday as he might ‘purchase’ through membership of the AZ Advantage scheme.

(H)	During any period of absence from work due to sickness, injury or incapacity (but without prejudice to the provisions of Clause 8(A) below) there shall be deducted from the remuneration of the Executive the amount of income benefit which he is entitled to claim in consequence of such sickness, injury or incapacity under any Social Security or National Insurance Scheme as for the time being in force in England and Wales.

(I)	The Executive shall be entitled during the Employment to continued membership of the AstraZeneca Pension Fund or of such other pension scheme providing substantially similar benefits as the Company nominates subject to and in accordance with the rules of the scheme in question as from time to time amended. Changes in the rules of the scheme in question will be notified to the Executive. Continued membership of and accrued rights under the AstraZeneca Pension Fund will not be affected in any way by the entering into of this Agreement.

	(J)	The Executive shall be entitled during the Employment to such other benefits including participation in AZ Advantage not inconsistent with the foregoing and as may be appropriate for a person of the status of the Executive as are provided to other UK based employees in the Group.

INTELLECTUAL PROPERTY RIGHTS

7.	(A)	If the Executive (whether alone or with others) shall at any time during the period of the Employment make an invention (whether or not patentable) within the meaning of the Patents Act 1977 (hereinafter called “Invention”) relating to the business of the Company or any other member of the Group he shall promptly disclose to the Company full details thereof to enable the Company promptly to assess the Invention and whether in its opinion under the applicable law the Invention is the property of the Company provided that any Invention which does not belong to the Company shall be treated as confidential by the Company

	(B)	If any Invention belongs to the Company the Executive shall consider himself as a trustee for the Company in relation to each such Invention and shall, at the request and expense of the Company, do all things necessary to vest all right, title and interest in any such Invention (and in any patent granted in connection therewith) in the Company or its nominee absolutely as legal and beneficial owner and to secure and preserve full patent or other appropriate forms of protection therefor in any part of the world.

	(C)	If an Invention does not belong to the Company, the Company shall have the right to acquire for itself or its nominee the Executive’s rights therein within three (3)

months after disclosure pursuant to sub-clause (A) of this Clause on fair and reasonable terms to be agreed or in default of agreement within one (1) month to be acquired at a price to be determined by a single expert to be nominated in default of agreement, at the request of either the Company or the Executive, by the President for the time being of the Chartered Institute of Patent Agents or in default by the Courts.

(D)	If the Executive (whether alone or with others) shall at any time during the period of the Employment create or make any discovery, design or other work (whether registrable or not and whether or not a copyright work), other than an Invention or which is unconnected with the Employment (hereinafter called “Works”), the Executive shall forthwith disclose to the Company full details thereof and shall consider himself as a trustee for the Company in relation to all such Works. The Executive shall at the request and expense of the Company execute and do all instruments and things necessary to vest all right, title and interest in and to any such Works in the Company or its nominee absolutely as legal and beneficial owner.

(E)	In consideration of the Company entering into this Agreement the Executive hereby assigns to the Company by way of assignment of future copyright, design and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works created or made by the Executive during the period of the Employment (except only those copyright works created or made by the Executive and unconnected with the Employment).

(F)	The Executive shall not except as provided in this Clause or as may be necessary in the course of the Employment disclose or make use of any Invention or Works which belongs to the Company or, unless and until the Company’s right under sub-Clause (C) shall have expired, any Invention falling within the terms of that sub-Clause.

	(G)	The Executive shall give notice in writing to the Company promptly on becoming aware of any infringement or suspected infringement of any intellectual property right in any Invention or Works.

	(H)	The Executive shall not do or fail to do any act which would or might prejudice the rights of the Company under this Clause.

	(I)	Rights and obligations under this Clause shall continue in force after the termination of the Employment in respect of each Invention and Works and shall be binding upon the representatives of the Executive.

	(J)	The Executive hereby irrevocably waives any rights the Executive may have under Chapter IV (moral rights) of Part I of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

	(K)	The Executive HEREBY IRREVOCABLY APPOINTS the Company to be his Attorney in his name and on his behalf to execute and do any such instrument or thing as may be desirable and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this Clause or of the Company’s entitlement under statute and in favour of any third party a certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

TERMINATION

8.	(A)	If the Executive shall by reason of illness be unable to carry out his duties under this Agreement for any time in excess of twelve calendar months during any period of eighteen calendar months of his service under this Agreement the Company shall be at liberty on written notice to the Executive and on payment to him of three months’ salary to terminate forthwith the Employment.

(B)	Notwithstanding any other provision of this Agreement, the Company shall (without prejudice to the other rights and remedies of the Company) be entitled to terminate the Employment forthwith if the Executive:-

	(i)	commits any serious or persistent breach of his obligations under this Agreement or is guilty of any gross default or gross misconduct in connection with or affecting the business of the Company or any other member of the Group or conducts himself (whether or not in connection with the Employment) in a manner materially prejudicial to the Company or any other member of the Group or is guilty of conduct tending to bring himself or the Company or another member of the Group into material disrepute; or

	(ii)	is guilty of dishonesty whether or not in connection with the Employment which indicates the Executive is not suitable for the Employment; or

	(iii)	commits a breach of any legislation in force from time to time which may have a material adverse effect on the business or reputation of the Company or another member of the Group; or

	(iv)	becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute for the time being in force affording relief for insolvent debtors; or

	(v)	becomes prohibited by law from being a director of a company whereupon the Executive shall have no claim against the Company or AstraZeneca for damages or otherwise by reason of such termination.

EVENTS UPON TERMINATION

9.	Upon the termination of the Employment howsoever occasioned the Executive shall forthwith:-

	(a)	deliver on the request of the Company or AstraZeneca to the Company or (as the case may be) AstraZeneca (i) all documents and other materials of whatsoever nature whether originals or copies made or compiled by or delivered to the Executive during the period of the employment (or any previous employment with Imperial Chemical Industries PLC or successor companies) and concerning the business, organisation, transactions, accounts, finances or affairs of the Company or another member of the Group and the Executive shall not retain any copies except such as he may reasonably require in respect of any dispute or anticipated dispute he may have with a member of the Group; and (ii) return to the Company all other property of the Company or (as the case may be) of any other member of the Group (including any motor car made available to the Executive which shall be returned in good condition (fair wear and tear excepted)) in the possession or under the control of the Executive; and

	(b)	at any time or from time to time thereafter upon the request of the Company or AstraZeneca, resign without claim for compensation from office as a director of the Company and all other offices held by him in any other member of the Group (without prejudice to any claim the Executive may have for damages for breach of this Agreement) and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and do any documents or things necessary or requisite to give effect thereto.

DIRECTORSHIP

10.	If the Executive ceases to be a director of AstraZeneca without his consent, the Employment shall automatically determine but without prejudice to any claim the Executive may have for damages for breach of this Agreement.

NOTICES

11.	Notices by any party hereto must be given by letter or facsimile transmission (“fax”) addressed to the other parties at (in the case of the Company and AstraZeneca) its registered office for the time being and (in the case of the Executive) his last known address and any such notice given by letter (unless delivered by hand) or fax shall be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission as the case may be.

MISCELLANEOUS

12.	(A)	The benefits and obligations of this Agreement shall devolve upon the Company’s and AstraZeneca’s successors in business and assigns.

	(B)	The expiration or determination of the Employment howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

IN WITNESS whereof this Agreement has been duly executed as a Deed the day and year first above written.

SIGNED AND DELIVERED as a Deed by		}
ASTRAZENECA UK LIMITED		}
acting by		}
a Director and		}
the Secretary		}

SIGNED AND DELIVERED as a Deed by		}
JOHN SIMON PATTERSON		}
in the presence of:-		}

Name:	/s/ D. Alan-Smith

Dinah Alan-Smith
Address:	c/o 15 Stanhope Gate
London
W1K 1LN

Occupation:	PA

SIGNED AND DELIVERED as a Deed		}
by ASTRAZENECA PLC		}
acting by		}
a Director and		}
the Secretary		}